SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             Holophane Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   436452106
                                 (CUSIP Number)

                               December 31, 1998
            (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     / /  Rule 13d-1(c)
     /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 566,717, which constitutes approximately 5.3% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 10,752,341 shares outstanding.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power:  253,070 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 253,070 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     253,070

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 2.4%


12.  Type of Reporting Person: CO

---------------
(1)  Power is exercised by its President, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4. Citizenship or Place of Organization: Robert M. Bass is a citizen of the United States of America.


                    5.   Sole Voting Power:  442,147 (1)
Number of
Shares
Beneficially        6.   Shared Voting Power:  -0-
Owned By
Each
Reporting           7.   Sole Dispositive Power: 442,147 (1)
Person
With
                    8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     442,147 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 4.1%


12.  Type of Reporting Person: IN

---------------
(1) Solely in his capacity as President of Keystone, Inc., with respect to 253,070 shares.

1.   Name of Reporting Person:

     Group 31, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power:  1,928 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 1,928 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,928

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): <0.1%


12.  Type of Reporting Person: CO

---------------
(1)  Power is exercised through its President, J. Taylor Crandall.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4. Citizenship or Place of Organization: J. Taylor Crandall is a citizen of the United States of America.



               5.   Sole Voting Power: 18,987 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 18,987 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     18,987 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.2%


12.  Type of Reporting Person: IN

---------------
(1) Solely in his capacity as President of Group 31, Inc. with respect to 1,928 shares.

1.   Name of Reporting Person:

     Capital Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power:  105,583 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 105,583 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     105,583

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 1.0%


12.  Type of Reporting Person: PN

---------------
(1) Power is exercised through its managing partner, Margaret Lee Bass 1980 Trust, whose Trustee is Panther City Investment Co., whose President is W.R. Cotham.

1.   Name of Reporting Person:

     Margaret Lee Bass 1980 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power:  105,583 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 105,583 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     105,583

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 1.0%


12.  Type of Reporting Person: 00 - Trust

---------------
(1) Power is exercised through its Trustee, Panther City Investment Co., whose President is W.R. Cotham.

1.   Name of Reporting Person:

     Panther City Investment Co.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power:  105,583 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 105,583 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     105,583

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 1.0%


12.  Type of Reporting Person: CO

---------------
(1)  Power is exercised through its President, W.R. Cotham.

1.   Name of Reporting Person:

     W.R. Cotham

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4. Citizenship or Place of Organization: W.R. Cotham is a citizen of the United States of America.



               5.   Sole Voting Power: 105,583 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 105,583 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     105,583 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 1.0%


12.  Type of Reporting Person: IN

---------------
(1)  Solely in his capacity as President of Panther City Investment Co.

     Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 9, 1994, as amended by Amendment No. 1 dated February 13, 1995, as amended by Amendment No. 2 dated February 13, 1996, as amended by Amendment No. 3 dated February 14, 1997, as amended by Amendment No. 4 dated February 17, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Holophane Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the
Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Item 2(a) is hereby amended by adding the following at the end thereof:

     Acadia, Acadia FW, Acadia MGP, Acadia Electra, Bondo, Bonderman and August shall not be Reporting Persons on this or future filings on Schedule 13G.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

     Not applicable.

Item 4.   Ownership.

     Item 4 (a) - (c) is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Keystone

     The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act, is 253,070, which constitutes approximately 2.4% of the outstanding shares of the Stock.

     RMB

     Because of his position as President of Keystone with respect to 253,070 shares of the Stock and because of his individual ownership of 189,077 shares of the Stock, the aggregate number of shares of the Stock that RMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 442,147, which constitutes approximately 4.1% of the outstanding shares of the Stock.

     Group

     The aggregate number of shares of the Stock that Group owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,928, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Crandall

     Because of his position as the President of Group with respect to 1,928 shares of the Stock, and because of his individual ownership of 17,059 shares of the Stock, the aggregate number of shares of the Stock that Crandall owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,987, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     Capital

     The aggregate number of shares of the Stock that Capital owns beneficially, pursuant to Rule 13d-3 of the Act, is 105,583, which constitutes approximately 1.0% of the outstanding shares of the Stock.

     MLB

     Because of its position as the managing partner of Capital, MLB may, pursuant to Rule 13D-3 of the Act, be deemed to be the beneficial owner of 105,583 shares of the Stock, which constitutes approximately 1.0% of the outstanding shares of the Stock.

     PCIC

     Because of its position as the Trustee of MLB, the managing partner of Capital, PCIC may, pursuant to Rule 13D-3 of the Act, be deemed to be the beneficial owner of 105,583 shares of the Stock, which constitutes approximately 1.0% of the outstanding shares of the Stock.

     Cotham

     Because of his position as President of PCIC, the Trustee of MLB, the managing partner of Capital Partnership, MLB may, pursuant to Rule 13D-3 of the Act, be deemed to be the beneficial owner of 105,583 shares of the Stock, which constitutes approximately 1.0% of the outstanding shares of the Stock.

     (c)

     Keystone

     Acting through its President, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 253,070 shares of the Stock.

     RMB

     In his capacity as President of Keystone with respect to 253,070 shares of the Stock, and because of his individual ownership of 189,077 shares of the Stock, RMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 442,147 shares of the Stock.

     Group

     Acting through its President, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,928 shares of the Stock.

     Crandall

     In his capacity as the President of Group with respect to 1,928 shares of the Stock, and because of his individual ownership of 17,059 shares of the Stock, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 18,987 shares of the Stock.

     Capital

     Acting through its President, Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 105,583 shares of the Stock.

     MLB

     In its capacity as the managing partner of Capital, and acting through its Trustee, MLB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 105,583 shares of the Stock.

     PCIC

     In its capacity as the Trustee of MLB, the managing partner of Capital, and acting through its President, PCIC as the sole power to vote or to direct the vote and to dispose or to direct the disposition of 105,583 shares of the Stock.

     Cotham

     In his capacity as President of PCIC, the Trustee of MLB, the managing partner of Capital, Cotham has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 105,583 shares of the Stock.

Item 10.  Certifications.

     Not applicable.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 12, 1999


                              GROUP 31, INC.



                              By:  /s/ W.R. Cotham
                                   W.R. Cotham
                                   Vice President


                              CAPITAL PARTNERSHIP

                                   By:  MARGARET LEE BASS 1980 TRUST,
                                             Managing Partner

                                        By:  PANTHER CITY INVESTMENT CO.,
                                                  Trustee



                                        By:  /s/ W.R. Cotham
                                             W.R. Cotham, President


                              MARGARET LEE BASS 1980 TRUST

                                   By:  PANTHER CITY INVESTMENT CO.,
                                                  Trustee



                                   By:  /s/ W.R. Cotham
                                        W.R. Cotham, President


                              PANTHER CITY INVESTMENT CO.



                              By:  /s/ W.R. Cotham
                                   W.R. Cotham, President




                              /s/ W.R. Cotham
                              W.R. Cotham



                              KEYSTONE, INC.




                              By:  /s/ W.R. Cotham
                                   W.R. Cotham
                                   Vice President




                              By:  /s/ W.R. Cotham

                              Attorney-in-Fact for:

                              J. TAYLOR CRANDALL (1)
                              ROBERT M. BASS (2)


(1) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.